[Sullivan & Cromwell LLP Letterhead]

October 9, 2014

Via E-mail and EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention:	Michael R. Clampitt

Re:	Acceleration Request for Great Western Bancorp, Inc.

Registration Statement on Form S-1 (File No. 333-198458)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Great Western Bancorp, Inc., and of the underwriters that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 P.M., Washington, D.C. time, on October 14, 2014, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please direct any questions to me by phone ((212) 558-4175) or by email (clarkinc@sullcrom.com) or to Zachary L. Cochran by phone ((212) 558-4735) or by email (cochranz@sullcrom.com).

Very truly yours,

/s/ Catherine M. Clarkin

Catherine M. Clarkin

(Attachments)

[Great Western Bancorp, Inc. Letterhead]

October 9, 2014

Via E-mail and EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention:	Michael R. Clampitt

Re:	Acceleration Request for Great Western Bancorp, Inc.

Registration Statement on Form S-1 (File No. 333-198458)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Great Western Bancorp, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-198458 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Washington, D.C. time, on October 14, 2014, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges:

•	should the Securities and Exchange Commission (the “SEC”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                    *                     *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Catherine M. Clarkin at Sullivan & Cromwell LLP at (212) 558-4175.

Very truly yours,

Great Western Bancorp, Inc.

By:	/s/ Donald J. Straka
Name: Donald J. Straka Title: General Counsel and Secretary

October 9, 2014

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. Michael R. Clampitt

Re:	Great Western Bancorp, Inc.

Registration Statement on Form S-1 (SEC File No. 333-198458)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Great Western Bancorp, Inc. that the effective date of the Registration Statement be accelerated to be declared effective at 4:00 p.m., Eastern Time, on October 14, 2014 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that, as representatives of the underwriters, we have distributed the following approximate number of copies of the preliminary prospectus dated October 3, 2014 through the date hereof:

No. of Copies
Institutions	1,046
Prospective Underwriters, Dealers and Others	10
Total	1,056

The undersigned, as representatives of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name: Francis Windels Title: Managing Director

By:	/s/ Neil Abromavage
Name: Neil Abromavage Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong Title: Authorized Signatory

For themselves and as Representatives of the other Underwriters named in Schedule A to the Underwriting Agreement between Great Western Bancorp, Inc. and the Underwriters named therein

Signature Page to Underwriter Acceleration Request